KT Winery Inc. (the "Company") a Delaware Corporation

Financial Statements

For the fiscal year ended December 31, 2022 and 2023

Mom Juice (KT Winery Inc.)

Balance Sheet

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1010 Wells Fargo Ckg x8432	-15.93
1020 Bank of America Ckg x4635	10,712.21
1030 Bank of America, Business Adv Relationship ...7942	2,443.19
Total Bank Accounts	**$13,139.47**
Accounts Receivable	
1200 Accounts Receivable (A/R)	65,844.24
Total Accounts Receivable	**$65,844.24**
Other Current Assets	
1300 Inventory Asset	0.00
1301 Dry Goods	5,795.00
1302 Finished Goods	333,466.41
1303 Juice (Unbottled)	43,047.50
Total 1300 Inventory Asset	**382,308.91**
1510 Shareholder Loan - Kristin Hines	38.98
1600 Small Bus Sec Card Collateral	1,500.00
Total Other Current Assets	**$383,847.89**
Total Current Assets	**$462,831.60**
TOTAL ASSETS	**$462,831.60**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2000 Accounts Payable (A/P)	169,532.24
Total Accounts Payable	**$169,532.24**
Credit Cards	
2250 Bank of America Cash Rewards x4754	290.92
2260 Brex Credit Account	1,237.13
Total Credit Cards	**$1,528.05**
Other Current Liabilities	
2300 Payroll Payable	6,392.44
2400 Shopify Gift Cards	9,315.18
Total Other Current Liabilities	**$15,707.62**
Total Current Liabilities	**$186,767.91**
Long-Term Liabilities	
2600 Shopify Loan	1,024.09
Total Long-Term Liabilities	**$1,024.09**
Total Liabilities	**$187,792.00**

Mom Juice (KT Winery Inc.)

Balance Sheet

As of December 31, 2023

	TOTAL
Equity	
3520 SAFE Note	
Acquania Escarne (8/25/2023)	25,000.00
Drew Huff 11/2023 SAFE Note	10,000.00
J Mac Metals (Adam Baze) 04/07/2023	110,000.00
J Mac Metals (Adam Baze) 10/20/2021	100,000.00
Li Hawkins - 3/10/2021	25,000.00
Mathew Belcher - 11/7/2021	25,000.00
Mathew Belcher - 4/1/2022	25,000.00
Matthew Belcher - 02/21/2023	30,000.00
Meredith Lynn Van Dyke (10/18/2023)	25,000.00
Mincey-Mata Investments - 02/17/2023	3,500.00
Mincey-Mata Investments - 02/22/2023	500.00
Mincey-Mata Investments - 02/24/2023	500.00
Mincey-Mata Investments - 02/28/2022	25,000.00
Mincey-Mata Investments - 02/28/2023	15,500.00
Mincey-Mata Investments - 11/07/2021	25,000.00
Mincey-Mata Investments - 3/18/2022	50,000.00
Mincey-Mata Investments - 6/2/2021	100,000.00
Nekolle Eddie - 3/1/2022	25,007.80
Olivia Steele - 6/16/2021	10,000.00
Rachel Roff 11/2023 SAFE Note	25,000.00
Robert Mincey - 5/18/2022	25,000.00
Samonica Ngo - 12/28/2022	10,000.00
Wefunder (09/20/2023)	109,151.86
Total 3520 SAFE Note	**799,159.66**
3800 Retained Earnings	-403,309.42
Net Income	-120,810.64
Total Equity	**$275,039.60**
TOTAL LIABILITIES AND EQUITY	**$462,831.60**

Mom Juice (KT Winery Inc.)

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1000 Novo Ckg x4354 (deleted)	70.78
1010 Wells Fargo Ckg x8432	-34.96
1020 Bank of America Ckg x4635	4,141.19
Total Bank Accounts	**$4,177.01**
Accounts Receivable	
1200 Accounts Receivable (A/R)	20,302.46
Total Accounts Receivable	**$20,302.46**
Other Current Assets	
1300 Inventory Asset	82,225.73
1400 Paypal Clearing	425.44
1450 Shopify Clearing	-43.65
1451 Shopify Manual Payments Balance	581.83
1453 Shopify Pending Payments Balance	-5.54
1455 Third Party Gateway Balance	447.12
Total 1450 Shopify Clearing	**979.76**
1510 Shareholder Loan - Kristin Hines	-50.72
1600 Small Bus Sec Card Collateral	1,500.00
Total Other Current Assets	**$85,080.21**
Total Current Assets	**$109,559.68**
TOTAL ASSETS	**$109,559.68**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2000 Accounts Payable (A/P)	30,734.42
Total Accounts Payable	**$30,734.42**
Credit Cards	
2250 Bank of America Cash Rewards x4754	1,074.30
Total Credit Cards	**$1,074.30**
Other Current Liabilities	
2200 Sales Tax Payable	-1,747.62
2201 Shopify Sales Tax Collected	1,809.03
2202 California Department of Tax and Fee Administration Payable	78.94
2203 Colorado Department of Revenue Payable	48.00
2204 Colorado, Denver Payable	57.72
District of Columbia Office of Tax and Revenue Payable	17.28

Mom Juice (KT Winery Inc.)

Balance Sheet

As of December 31, 2022

	TOTAL
Total 2200 Sales Tax Payable	**263.35**
2400 Shopify Gift Cards	490.00
Total Other Current Liabilities	**$753.35**
Total Current Liabilities	**$32,562.07**
Long-Term Liabilities	
2600 Shopify Loan	3,899.23
Total Long-Term Liabilities	**$3,899.23**
Total Liabilities	**$36,461.30**
Equity	
3520 SAFE Note	
J Mac Metals (Adam Baze) 10/20/2021	100,000.00
Li Hawkins - 3/10/2021	25,000.00
Mathew Belcher - 11/7/2021	25,000.00
Mathew Belcher - 4/1/2022	25,000.00
Mincey-Mata Investments - 02/28/2022	25,000.00
Mincey-Mata Investments - 11/07/2021	25,000.00
Mincey-Mata Investments - 3/18/2022	50,000.00
Mincey-Mata Investments - 6/2/2021	100,000.00
Nekolle Eddie - 3/1/2022	25,007.80
Olivia Steele - 6/16/2021	10,000.00
Robert Mincey - 5/18/2022	25,000.00
Total 3520 SAFE Note	**435,007.80**
3800 Retained Earnings	-73,319.99
3900 Opening Balance Equity	41,400.00
Net Income	-329,989.43
Total Equity	**$73,098.38**
TOTAL LIABILITIES AND EQUITY	**$109,559.68**

Mom Juice (KT Winery Inc.)

Profit and Loss

January - December 2023

	TOTAL
Income	
4100 Wholesale Revenue	
4110 Wine Sales - Wholesale	335,711.01
Total 4100 Wholesale Revenue	**335,711.01**
4600 Shipping Income	329.52
4800 Returns	-422.87
4850 Discounts	-7,422.61
Total Income	**$328,195.05**
Cost of Goods Sold	
5000 Wine Cost of Goods Sold	160,554.84
5020 Grapes, Bottles, Packaging	161,715.83
5030 Inventory Adjustment	-319,339.96
Total 5000 Wine Cost of Goods Sold	**2,930.71**
5100 Game Cost of Goods Sold	5,968.09
5200 Shipping & Freight	1,383.80
5210 Shipping to Influencer	14,191.05
5220 Freight	21,469.60
Total 5200 Shipping & Freight	**37,044.45**
5400 Storage	14,417.19
5600 Wine Software & Fulfillment	22,550.72
5900 Other Cost of Goods Sold	939.22
Total Cost of Goods Sold	**$83,850.38**
GROSS PROFIT	**$244,344.67**
Expenses	
6000 Sales & Marketing	4,081.79
6100 Digital Marketing	27,805.24
6200 Research & Development	517.68
6250 Distributor Bill Backs	377.12
6300 Licensing Fee	116.48
6500 Tradeshows & Networking Events	7,536.50
6550 Event Production Costs	8,376.16
6600 Website Hosting & Maintenance	3,384.80
6700 Content Creation & Photography	11,170.70
6750 Promotional Material	8,958.57
6800 Sales Commission	24,295.59
6825 Sampling & Tasting	4,564.10
6850 Business Gifts	1,006.47
6900 Outside Service - Marketing	20,707.67
Total 6000 Sales & Marketing	**122,898.87**
6830 Buy Backs and Account Purchases	666.39

Mom Juice (KT Winery Inc.)

Profit and Loss

January - December 2023

	TOTAL
7000 General & Administrative	308.00
7200 Office Expenses	887.15
7210 Office Supplies & Expense	304.38
7220 Rent & Lease	3,651.87
7240 Software & Apps	14,585.47
7250 Postage and Delivery	93.95
7260 Repairs & Maintenance	19.33
7270 Small Equipment and Furniture	1,649.86
Total 7200 Office Expenses	**21,192.01**
7300 Personnel	
7310 Payroll & Benefits	0.00
7311 Gross Employee Wage Expense	23,248.99
7314 Owner's Salary	40,173.34
7319 Payroll Tax Expenses	4,883.80
Total 7310 Payroll & Benefits	**68,306.13**
7330 Payroll Service Fees	1,496.06
7390 Outside Service	597.20
Total 7300 Personnel	**70,399.39**
7400 Legal & Professional Services	
7410 Legal Expense	28,099.50
7420 Tax & Audit	1,200.00
7490 Other Consultants	16,301.18
Total 7400 Legal & Professional Services	**45,600.68**
7500 Travel	36,744.22
7600 Other Operating Expenses	
7610 Bank Charges & Fees	128.25
7611 Wire Fees & Bank Charges	577.50
7613 Shopify Fees	46.19
7614 QuickBooks Payments Fees	395.07
7615 PayPal Fees	17.25
Total 7610 Bank Charges & Fees	**1,164.26**
7630 Charitable Contributions	1,000.00
7640 Dues & Memberships	1,970.62
7660 Meals & Entertainment	5,042.58
7670 Continuing Education	97.00
7680 Interest Paid	453.31
Total 7600 Other Operating Expenses	**9,727.77**
7700 Taxes & Permits	
7760 Business Permits & Licenses	764.00
Total 7700 Taxes & Permits	**764.00**
Total 7000 General & Administrative	**184,736.07**

	TOTAL
7645 Equipment Rental	325.88
7675 Finance Charges	1,200.00
7900 Reimbursements	3,606.78
Total Expenses	**$313,433.99**
NET OPERATING INCOME	**$ -69,089.32**
Other Income	
8020 Credit Card Cash Bank	65.31
8225 Bank Cash Reward	233.63
Total Other Income	**$298.94**
Other Expenses	
9500 Bad Debt	52,020.26
Total Other Expenses	**$52,020.26**
NET OTHER INCOME	**$ -51,721.32**
NET INCOME	**$ -120,810.64**

Mom Juice (KT Winery Inc.)

Profit and Loss

January - December 2022

	TOTAL
Income	
4000 Retail Sales	
4010 Wine Sales - Retail	48,136.45
Total 4000 Retail Sales	**48,136.45**
4100 Wholesale Revenue	
4110 Wine Sales - Wholesale	42,353.83
Total 4100 Wholesale Revenue	**42,353.83**
4600 Shipping Income	3,626.89
4800 Returns	-2,035.40
4850 Discounts	-9,931.25
4999 Uncategorized Income	50.00
Shopify Adjustments	-89.41
Total Income	**$82,111.11**
Cost of Goods Sold	
5000 Wine Cost of Goods Sold	0.00
5020 Grapes, Bottles, Packaging	46,860.20
5030 Inventory Adjustment	100,476.21
Total 5000 Wine Cost of Goods Sold	**147,336.41**
5200 Shipping & Freight	
5210 Shipping to Influencer	65,966.76
5220 Freight	2,219.70
Total 5200 Shipping & Freight	**68,186.46**
5400 Storage	14,845.33
5600 Wine Software & Fulfillment	1,840.00
Total Cost of Goods Sold	**$232,208.20**
GROSS PROFIT	**$ -150,097.09**
Expenses	
6000 Sales & Marketing	917.45
6100 Digital Marketing	12,011.65
6200 Research & Development	450.09
6300 Licensing Fee	1,227.73
6500 Tradeshows & Networking Events	1,474.25
6550 Event Production Costs	11,739.17
6600 Website Hosting & Maintenance	1,295.74
6700 Content Creation & Photography	15,632.39
6750 Promotional Material	1,776.45
6800 Sales Commission	3,167.91
6825 Sampling & Tasting	598.85
6850 Business Gifts	711.82
6900 Outside Service - Marketing	45,094.63
Total 6000 Sales & Marketing	**96,098.13**

Mom Juice (KT Winery Inc.)

Profit and Loss

January - December 2022

	TOTAL
7000 General & Administrative	
7200 Office Expenses	
7210 Office Supplies & Expense	2,212.50
7220 Rent & Lease	830.79
7240 Software & Apps	8,976.47
7250 Postage and Delivery	60.16
7270 Small Equipment and Furniture	1,482.96
Total 7200 Office Expenses	**13,562.88**
7300 Personnel	
7330 Payroll Service Fees	482.21
7390 Outside Service	15,729.04
7395 Guaranteed Payments	
7396 Kristin Hines	750.00
Total 7395 Guaranteed Payments	**750.00**
Total 7300 Personnel	**16,961.25**
7400 Legal & Professional Services	6,873.55
7410 Legal Expense	9,138.00
7420 Tax & Audit	6,794.94
Total 7400 Legal & Professional Services	**22,806.49**
7500 Travel	23,512.71
7600 Other Operating Expenses	
7610 Bank Charges & Fees	
7611 Wire Fees & Bank Charges	294.51
7613 Shopify Fees	537.68
7614 QuickBooks Payments Fees	140.30
7615 PayPal Fees	267.21
7616 Application fees	15.00
Total 7610 Bank Charges & Fees	**1,254.70**
7640 Dues & Memberships	468.91
7650 Insurance	
7651 General Liability	1,586.00
Total 7650 Insurance	**1,586.00**
7660 Meals & Entertainment	784.71
7680 Interest Paid	460.17
Total 7600 Other Operating Expenses	**4,554.49**

Mom Juice (KT Winery Inc.)

Profit and Loss

January - December 2022

	TOTAL
7700 Taxes & Permits	
7760 Business Permits & Licenses	2,513.15
Total 7700 Taxes & Permits	**2,513.15**
Total 7000 General & Administrative	**83,910.97**
Total Expenses	**$180,009.10**
NET OPERATING INCOME	**$ -330,106.19**
Other Income	
8010 Interest Income	0.78
8020 Credit Card Cash Bank	115.98
Total Other Income	**$116.76**
NET OTHER INCOME	**$116.76**
NET INCOME	**$ -329,989.43**

Mom Juice (KT Winery Inc.)

Statement of Cash Flows

January - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	-120,810.64
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1200 Accounts Receivable (A/R)	-45,541.78
1300 Inventory Asset	82,225.73
1301 Inventory Asset:Dry Goods	-5,795.00
1302 Inventory Asset:Finished Goods	-333,466.41
1303 Inventory Asset:Juice (Unbottled)	-43,047.50
1400 Paypal Clearing	425.44
1450 Shopify Clearing	-43.65
1451 Shopify Clearing:Shopify Manual Payments Balance	581.83
1453 Shopify Clearing:Shopify Pending Payments Balance	-5.54
1455 Shopify Clearing:Third Party Gateway Balance	447.12
1510 Shareholder Loan - Kristin Hines	-89.70
2000 Accounts Payable (A/P)	138,797.82
2250 Bank of America Cash Rewards x4754	-783.38
2260 Brex Credit Account	1,237.13
2200 Sales Tax Payable	1,747.62
2201 Sales Tax Payable:Shopify Sales Tax Collected	-1,809.03
2202 Sales Tax Payable:California Department of Tax and Fee Administration Payable	-78.94
2203 Sales Tax Payable:Colorado Department of Revenue Payable	-48.00
2204 Sales Tax Payable:Colorado, Denver Payable	-57.72
2300 Payroll Payable	6,392.44
2400 Shopify Gift Cards	8,825.18
Sales Tax Payable:District of Columbia Office of Tax and Revenue Payable	-17.28
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-190,103.62**
Net cash provided by operating activities	**$ -310,914.26**
FINANCING ACTIVITIES	
2600 Shopify Loan	-2,875.14
3900 Opening Balance Equity	-41,400.00
SAFE Note:Acquania Escarne (8/25/2023)	25,000.00
SAFE Note:Drew Huff 11/2023 SAFE Note	10,000.00
SAFE Note:J Mac Metals (Adam Baze) 04/07/2023	110,000.00
SAFE Note:Matthew Belcher - 02/21/2023	30,000.00
SAFE Note:Meredith Lynn Van Dyke (10/18/2023)	25,000.00
SAFE Note:Mincey-Mata Investments - 02/17/2023	3,500.00
SAFE Note:Mincey-Mata Investments - 02/22/2023	500.00
SAFE Note:Mincey-Mata Investments - 02/24/2023	500.00
SAFE Note:Mincey-Mata Investments - 02/28/2023	15,500.00
SAFE Note:Rachel Roff 11/2023 SAFE Note	25,000.00
SAFE Note:Samonica Ngo - 12/28/2022	10,000.00
SAFE Note:Wefunder (09/20/2023)	109,151.86
Net cash provided by financing activities	**$319,876.72**
NET CASH INCREASE FOR PERIOD	**$8,962.46**

Mom Juice (KT Winery Inc.)

Statement of Cash Flows

January - December 2023

	TOTAL
Cash at beginning of period	4,177.01
CASH AT END OF PERIOD	**$13,139.47**

Mom Juice (KT Winery Inc.)

Statement of Cash Flows

January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-329,989.43
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1200 Accounts Receivable (A/R)	-20,302.46
1300 Inventory Asset	40,875.46
1400 Paypal Clearing	-425.44
1450 Shopify Clearing	43.65
1451 Shopify Clearing:Shopify Manual Payments Balance	-581.83
1453 Shopify Clearing:Shopify Pending Payments Balance	5.54
1455 Shopify Clearing:Third Party Gateway Balance	-447.12
1510 Shareholder Loan - Kristin Hines	14,886.00
1600 Small Bus Sec Card Collateral	-1,500.00
2000 Accounts Payable (A/P)	-19,728.14
2250 Bank of America Cash Rewards x4754	1,074.30
2200 Sales Tax Payable	-1,938.98
2201 Sales Tax Payable:Shopify Sales Tax Collected	1,809.03
2202 Sales Tax Payable:California Department of Tax and Fee Administration Payable	78.94
2203 Sales Tax Payable:Colorado Department of Revenue Payable	48.00
2204 Sales Tax Payable:Colorado, Denver Payable	57.72
2400 Shopify Gift Cards	490.00
Sales Tax Payable:District of Columbia Office of Tax and Revenue Payable	17.28
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**14,461.95**
Net cash provided by operating activities	**$ -315,527.48**
FINANCING ACTIVITIES	
2600 Shopify Loan	3,899.23
3900 Opening Balance Equity	41,400.00
SAFE Note:Li Hawkins - 3/10/2021	25,000.00
SAFE Note:Mathew Belcher - 11/7/2021	25,000.00
SAFE Note:Mathew Belcher - 4/1/2022	25,000.00
SAFE Note:Mincey-Mata Investments - 02/28/2022	25,000.00
SAFE Note:Mincey-Mata Investments - 11/07/2021	25,000.00
SAFE Note:Mincey-Mata Investments - 3/18/2022	50,000.00
SAFE Note:Nekolle Eddie - 3/1/2022	25,007.80
SAFE Note:Robert Mincey - 5/18/2022	25,000.00
Net cash provided by financing activities	**$270,307.03**
NET CASH INCREASE FOR PERIOD	**$ -45,220.45**
Cash at beginning of period	49,397.46
CASH AT END OF PERIOD	**$4,177.01**

KT Winery Inc.
Statement of Changes in Equity

Account	2023	2022
SAFE Notes, beginning of year	$435,007.80	$335,007.80
SAFE Notes issued during the year	364,151.86	100,000.00
SAFE Notes, end of year	799,159.66	435,007.80
Retained Earnings, beginning of year	(403,309.42)	(73,319.99)
Net Loss for the year	(120,810.64)	(329,989.43)
Retained Earnings, end of year	(524,120.06)	(403,309.42)
Opening Balance Equity	-	41,400.00
Total Equity	$275,039.60	$73,098.38

Unaudited

KT Winery Inc.
Notes to the Financial Statements
For the fiscal year ended December 31, 2022 and 2023
$USD

1. ORGANIZATION AND PURPOSE

KT Winery Inc. (the "Company") was originally organized as a Colorado LLC on August 13, 2020. On July 22, 2022, the Company converted to a Delaware C-Corporation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. RELATED PARTY TRANSACTIONS

In October 2024, the company secured a $50,000 loan from Paige Goss, an investor, at an annual interest rate of 4%, with a maturity date of March 1, 2025. As of January 2025, $26,000 remains outstanding.

In December 2024, the company secured a $100,000 loan from MM Investments, co-founder and investor, at an annual interest rate of 8% with a maturity date of June 03, 2025. As of January 2025, $100,000 remains outstanding.

4. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

5. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.